April 14, 2025

Datuk Dr. Doris Wong Sing Ee
Chief Executive Officer
Cyclacel Pharmaceuticals, Inc.
Level 10, Tower 11, Avenue 5, The Horizon
Bangsar South City, No. 8, Jalan Kerinchi, 59200
Kuala Lumpur, Malaysia

       Re: Cyclacel Pharmaceuticals, Inc.
           Draft Registration Statement on Form S-1
           Submitted April 10, 2025
           CIK No. 0001130166
Dear Datuk Dr. Doris Wong Sing Ee:

       This is to advise you that we do not intend to review your registration statement.

       We request that you publicly file your registration statement at least two business days prior to the requested effective date and time. Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Joshua Gorsky at 202-551-7836 with any questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Life
Sciences
cc:   Debbie A. Klis